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                                   EXHIBIT 11

                             Redwood Empire Bancorp


EARNINGS PER COMMON SHARE

Earnings per common and common equivalent shares are computed by dividing net income applicable to common stock by the total of the average number of common shares outstanding and the additional dilutive effect of stock options outstanding during the respective period. The dilutive effect of stock options is computed using the average market price of the common stock for the period for primary earnings per share.

Earnings per common share, assuming full dilution, are computed by dividing net income by the average number of common shares outstanding during the period, the dilutive effect of the Convertible Preferred Stock assuming conversion at the time it was issued, and the additional dilutive effect of stock options outstanding during the period. The dilutive effect of outstanding stock options is computed using the greater of the closing market price or the average market price of the common stock for the period.

Earnings per common share have been computed based on the following:

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

                                                                                          Year Ended December 31,
                                                                                1996                1995               1994
                                                                              ------------------------------------------------
                                                                                               (in thousands)

Net (loss) income                                                             ($1,486)             $3,313             ($3,035)
Dividends on preferred stock                                                      449                 336                 448
                                                                              -------              ------             -------
Net (loss) income applicable to common stock                                  ($1,935)             $2,977             ($3,483)
                                                                              -------              ------             -------
                                                                              -------              ------             -------

Average number of common shares outstanding                                     2,721               2,671               2,649
Average number of common and common equivalent
 shares outstanding                                                             2,721               2,680               2,649
Average number of common shares outstanding -
 assuming full dilution                                                         2,721               3,179               2,649

Earnings per common and common equivalent share:
  Primary net (loss) income per share                                           ($.71)              $1.11              ($1.31)
  Fully diluted net (loss) income per share                                      (.71)               1.04               (1.31)

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